1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com JONATHAN GAINES jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 698 698 3599 Fax

August 30, 2019

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Karen Rossotto, Esq.

Ms. Christina Fettig

Re:	CION Ares Diversified Credit Fund, File No. 333-212323 (the “Fund”)

Dear Ms. Rossotto and Ms. Fettig:

We are writing in response to your comments from August 21, 2019 and August 28, 2019 with respect to the Post-Effective Amendment No. 15 (the “Amendment”) to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed on July 10, 2019 pursuant to Rule 486(a) under the Securities Act on behalf of the Fund, a diversified, closed-end management investment company, to amend certain disclosures relating to Class U Shares of the Fund that may be considered material. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below.

On behalf of the Fund, set forth below are the Securities and Exchange Commission staff’s (the “Staff”) comments along with our responses to such comments, as requested. All capitalized terms not defined herein shall have the meaning as set forth in the Registration Statement.

Prospectus

1.	Comment: The disclosure indicates that certain financial firms selling Class U Shares of the Fund may charge investors “transaction or other fees in such as amount as they may determine.” Please disclose the fees that these financial firms may charge to investors in Class U Shares.

Response: We respectfully acknowledge your comment. The disclosure identified by the Staff is intended to notify prospective investors that they may be assessed a separate transaction fee in connection with the purchase or sale of Class U Shares through a broker.

This disclosure is meant to provide investors with a more complete understanding of the different types of fees and expenses to which they may be subject. We note that Form N-2 does not require a fund to disclose in its prospectus transaction fees that a broker acting as agent may charge to investors for purchases or sales of fund shares. We further note that the disclosure in question is consistent with staff guidance provided in an interpretive letter issued to the Capital Group on January 11, 2017. Finally, we note that the Fund has no control over, or necessarily any visibility into, transaction fees that may be charged by specific brokers as part of their relationship with brokerage clients.

2.	Comment: Please explain in the response letter why you consider the changes in the registration statement to be material.

Response: We respectfully acknowledge your comment. The Amendment was filed pursuant to Rule 486(a) under the Securities Act out of an abundance of caution in light of the changes to the Fund’s sales load structure.

3.	Comment: If investments in syndicated loans to non-U.S. corporations is a principal investment strategy of the Fund, please disclose in the Investment Opportunities and Strategies section the specific countries or regions in which these non-U.S. borrowers may be located.

Response: We respectfully acknowledge your comment. The Fund does not invest in syndicated loans to non-U.S. corporations as part of its principal investment strategy. Nevertheless, the Fund has added disclosure indicating that non-U.S. corporations may include those domiciled in Canada and Europe, among other countries or regions.

4.	Comment: Please confirm that the Board has approved the CAM Administration Agreement.

Response: The Fund hereby confirms that the Board has approved the CAM Administration Agreement.

5.	Comment: Please add disclosure regarding the conflicts of interest associated with the Adviser’s role in valuing portfolio securities.

Response: The following disclosure has been added:

The Advisors are paid a fee based on a percentage of the Fund’s Managed assets. The participation of the Advisors' investment professionals in the valuation process could therefore result in a conflict of interest.

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6.	Comment: The disclosure indicates that an Advisor Reimbursement “will be made only if and to the extent that (i) it is payable not more than three years from the last business day of the calendar quarter in which the applicable Expense Payment was made by the Advisor….” Please revise the disclosure to indicate that an Advisor Reimbursement is payable only if it is paid not more than three years from the date of the Expense Payment. To the extent that an Expense Payment may be recouped beyond three years, please confirm that the Fund has conducted a FAS 5 analysis and concluded that recoupment is not probable. Confirm that the Fund has provided any such FAS 5 analysis to its auditor.

Response: We respectfully decline to revise the disclosure in question. The description of the Advisor’s ability to recoup past expense support payments is consistent with the Expense Support and Conditional Reimbursement Agreement to which the Advisor and Fund are subject. Moreover, because Expense Payments do not accrue until the last business day of the applicable quarter, under no circumstances would the Advisor be able to recoup an Expense Payment that accrued more than three years ago. It has thus not been necessary to conduct a FAS 5 analysis.

7.	Comment: Limited Portfolio Companies Risk indicates that the Fund’s investments may be concentrated in certain portfolio companies and industries. Please change the word “concentrate” to “focus” to avoid implying that the Fund has adopted a concentration policy within the meaning of the 1940 Act.

Response: The disclosure has been revised accordingly.

8.	Comment: The registration statement indicates that the Fund may invest in credit default swaps. Please confirm that, to the extent the Fund is acting as seller, the Fund will cover the full notional value of the swaps while they are open.

Response: The Fund hereby confirms the Fund covers the full notional value of single-name credit default swaps when acting as seller.

9.	Comment: Please ensure that the Fund’s financial statements and financial highlights from the semi-annual period ended April 30, 2019 are incorporated into the amended registration statement.

Response: The Fund has updated the disclosure accordingly.

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10.	Comment: Please include in the registration statement the senior securities table required by Item 4.3 of Form N-2.

Response: The Fund has updated the disclosure accordingly. A copy of the table appears in Appendix A to this letter.

11.	Comment: Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe it is not, explain to us why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR. Refer to the Staff Statement on LIBOR transition: https://www.sec.gov/news/public-statement/libor-transition

Response: The Fund has added to the registration statement risk disclosure regarding the expected discontinuation of LIBOR. The new disclosure is included in Appendix B to this letter.

12.	Comment: Please state in your letter the percentage of the Fund’s investments held in unitranche loans as of a recent date.

Response: As of June 30, 2019, unitranche loans represented approximately 9% of the Fund’s total investments at fair value.

13.	Comment: With regard to the Annual Fund Expenses table, please explain why you believe the assumption that the Fund will raise approximately $550 million in proceeds in the one year period beginning January 1, 2019 is appropriate. Please represent supplementally that to the extent the Fund does not raise the $550 million assumed in the fee table, and such failure has a materially adverse effect on the expense ratio presented in the Fee Table, the prospectus will be supplemented to reflect the revised expenses resulting from the lower capital raise.

Response: The Fund believes that this assumption is appropriate in light of current fund raising projections. In this regard, consistent with other funds that have made similar offerings, Fund inflows have and are expected to continue to accelerate. The Fund hereby represents that it will supplement the prospectus to the extent that the Fund’s failure to raise $550 million has a materially adverse effect on the expense ratio.

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14.	Comment: Please confirm the amount reflected in the 10 year hypothetical expense example and revise as necessary.

Response: The disclosure has been updated to show the correct amount.

15.	Comment: Please explain why the Financial Highlights section shows financial data for Class I Shares of the Fund rather than another share class.

Response: Class I Shares was selected because it had the greatest amount of net assets. Class I Shares also had the second longest operating history among the Fund’s various share classes. We respectfully note that this approach is consistent with similar requirements under Form N-1A regarding the presentation of performance information for a new share class of a multi-class mutual fund (see Item 4, Instruction 3). In addition, we note that the disclosure includes disclaimer language indicating that “[t]he results are for a share class of the Fund that is not offered in the prospectus” and that the “results would differ only to the extent that the classes do not have the same expenses.”

* * * * *

Should you have any questions or comments, please contact the undersigned at 212.641.5600.

Sincerely,

/s/ Jonathan Gaines

Jonathan Gaines

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APPENDIX A

Information about the Fund’s senior securities as of April 30, 2019 is shown in the following table. There were no senior securities outstanding as of October 31, 2018 or October 31, 2017.

Class and Period Ended	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
Revolving Credit Facility (Bank of Nova Scotia)
April 30, 2019	$30,000,000	5.56	—	N/A
Revolving Credit Facility (Wells Fargo Bank, N.A.)
April 30, 2019	$39,000,000	5.56	—	N/A

(1)	Total amount of each class of senior securities outstanding at principal value at the end of the period presented.

(2)	The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness.

(3)	The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(4)	Not applicable to senior securities outstanding as of period end.

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APPENDIX B

Risks Associated with Changes in LIBOR

Certain financial instruments in which the Fund invests use a floating interest rate based on LIBOR, the offered rate for short-term Eurodollar deposits between large international banks. LIBOR has recently faced scrutiny over concerns that its rate-setting process, which is based on a limited number of interbank transactions, is susceptible to manipulation. As a result, many central banks, including the U.S. Federal Reserve Board (“Federal Reserve”), have begun studying potential replacements for LIBOR and reforms to other interest rate benchmarks. Notably, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intended to stop persuading or compelling banks to submit LIBOR rates after 2021. It is expected that a transition away from the widespread use of LIBOR and similar reference rates to alternative rates based on observable market transactions and other potential interest rate benchmark reforms will occur over the course of the next few years. The Alternative Reference Rates Committee, established by the Federal Reserve, announced the replacement of LIBOR with a new index calculated by short-term repurchase agreements collateralized by U.S. Treasury securities, called the Secured Overnight Financing Rate (“SOFR”). The Federal Reserve Bank of New York began publishing SOFR in April 2018. It is uncertain whether SOFR will attain sufficient market traction to supplant LIBOR.

Because the future of LIBOR is uncertain, the impact to the Fund of a transition away from LIBOR cannot presently be determined. The market transition away from LIBOR and other current reference rates to alternative reference rates is complex and could have a range of adverse impacts on the Fund’s investment program, financial condition and results of operations. Among other negative consequences, this transition could:

-	Adversely impact the pricing, liquidity, value of, return on and trading for a broad array of financial products, including any LIBOR-linked securities, loans and derivatives in which the Fund may invest;

-	Require extensive negotiations of and/or amendments to agreements and other documentation governing LIBOR-linked investments products;

-	Lead to disputes, litigation or other actions with counterparties or portfolio companies regarding the interpretation and enforceability of “fall back” provisions that provide for an alternative reference rate in the event of LIBOR’s unavailability;

-	Cause us to incur additional costs in relation to any of the above factors.

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The risks associated with the above factors are heightened with respect to investments in LIBOR-based products that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published. Other important factors include the pace of the transition, the specific terms of alternative reference rates accepted in the market, the depth of the market for investments based on alternative reference rates, and the Advisors’ ability to develop appropriate investment and compliance systems capable of addressing alternative reference rates.

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